UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

  (Check one): [X]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K
               [ ]  Form 10-Q   [ ]  Form 10-D   [ ]  Form N-SAR
               [ ]  Form N-CSR

               For Period Ended:  December 31, 2006
                                  --------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                --------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Integra LifeSciences Holdings Corporation
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Full Name of Registrant

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Former Name if Applicable

311 Enterprise Drive
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Address of Principal Executive Office (Street and Number)

Plainsboro, NJ 08536
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR [X] or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
   [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 cannot be filed on or prior to the prescribed March 1, 2007 due date without unreasonable effort and expense. Due to an unanticipated delay in finalizing the balance sheet impact of deferred taxes, the Registrant did not complete its review and preparation of the financial statements until February 28, 2007. As a result, the Registrant did not have sufficient time to finalize its review and preparation of its Annual Report on Form 10-K (including audited financial statements) before the March 1, 2007 deadline. The Registrant filed the Annual Report on Form 10-K on March 2, 2007, which was within 15 days of the due date.


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                    Persons who are to respond to the collection of information
SEC 1344 (05-06)    contained in this form are not required to respond unless
                    the form displays a currently valid OMB control number.


(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Maureen B. Bellantoni         (609)                   275-0500
    -------------------------   ----------------    ---------------------------
             (Name)              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).       Yes [X]           No [ ]
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
     ?                         Yes  [X]          No  [  ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On February 28, 2006, the Registrant issued a press release announcing financial results for the quarter and year ended December 31, 2006. A copy of the press release is attached as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated February 28, 2006.

     For the quarter ending December 31, 2006, the Registrant reported total revenues of $125.4 million, reflecting an increase of $52.4 million over the fourth quarter of 2005. The Registrant reported net income of $10.1 million, or $0.34 per diluted share, for the fourth quarter of 2006, compared to net income of $10.6 million, or $0.33 per diluted share, in the fourth quarter of 2005.

     Total revenues for the year ended December 31, 2006 were $419.3 million, reflecting an increase of $141.4 million over 2005. The company reported net income of $29.4 million, or $0.97 per diluted share, for the full year 2006, compared to net income of $37.2 million, or $1.15 per diluted share in 2005.
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                    Integra LifeSciences Holdings Corporation
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 2, 2007                    By:   /s/ Maureen B. Bellantoni
          ---------------                        ---------------------------
                                                 Maureen B. Bellantoni
                                                 ---------------------------
                                                 Executive Vice President and
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

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2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).